SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS

AND

STOCK BONUS PLAN

8611 Balboa Avenue

San Diego, California 92123

(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho

Fushimi-Ku

KYOTO, JAPAN 612-8501

(Name and address of the Issuer)

Kyocera Retirement Savings and

Stock Bonus Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

Kyocera Retirement Savings and Stock Bonus Plan

Index

December 31, 2010 and 2009

Page(s)
Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5–14

Supplemental Schedule

Schedule I: Schedule H, line 4i - Schedule of Assets (Held at End of Year)	15

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kyocera Retirement Savings and Stock Bonus Plan

We have audited the accompanying statement of net assets available for benefits of Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2010 financial statements taken as a whole. The supplemental schedule on page 15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/    Squar, Milner, Peterson, Miranda & Williamson, LLP

San Diego, California

June 15, 2011

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kyocera Retirement Savings and Stock Bonus Plan

We have audited the accompanying statement of net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2009, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/    Mayer Hoffman McCann P.C.

San Diego, California

June 24, 2010

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets
Investments, at fair value (Note 3):
Money Market Fund	$357,099	$881,049
Invesco Stable Value Fund	22,969,897	22,315,937
Kyocera ADR Stock Fund	17,287,640	15,577,022
Mutual funds	80,982,963	69,244,961

Total investments	121,597,599	108,018,969

Receivables:
Notes receivable from participants	3,423,484	3,570,984

Total receivables	3,423,484	3,570,984

Net assets available for benefits	$125,021,083	$111,589,953

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Additions
Contributions
Participants	$6,860,305	$8,643,298
Employer	1,066,005	1,546,272
Net appreciation in fair value of investments	10,953,181	18,049,796
Dividends	1,784,939	834,540
Interest	254,284	832,959

Total increases	20,918,714	29,906,865

Deductions
Benefit payments	7,487,584	13,153,715

Total deductions	7,487,584	13,153,715

Net increase	13,431,130	16,753,150
Net assets available for benefits
Beginning of year	111,589,953	94,836,803

End of year	$125,021,083	$111,589,953

See the accompanying notes to these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. and participating subsidiaries (the “Company”). Each current employee who has attained the age of 21 years is eligible to participate as of the date coincident with or immediately following his employment commencement date.

Plan Administration

Effective October 1, 2009, Diversified Investment Advisors (“Diversified”) became the executor, record keeper, custodian and trustee of the Plan’s assets. Diversified maintains and invests Plan assets on behalf of the Plan.

The Plan was amended and restated effective January 1, 2009 to reflect all current ERISA regulations. In addition, on October 1, 2009 the Company amended and restated the Plan by adopting a Diversified nonstandardized prototype plan.

Contributions

Employees may contribute from 1 percent to 25 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in IRS Code Section 415(d). The Company may make discretionary contributions in such amounts as may be determined by the Company’s Board of Directors each plan year. The Company made matching contributions of 50 percent of participant contributions to all investment choices up to 5 percent of the participant compensation in 2010 and 2009.

Employee rollover contributions made in 2010 and 2009 were approximately $279,600 and $1,100,000, respectively, which are included in participant contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of the Plan’s investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2010 and 2009

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Company matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Notes Receivable from Participants

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant’s account. Loans bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator (4.25% to 12% at December 31, 2010). Principal and interest is paid ratably through payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

The payment of benefits can be made upon retirement, termination of the Plan, death, termination of employment, or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. Upon termination, the participant or beneficiary will receive a lump-sum distribution in an amount equal to his or her account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant’s separation from service date. Normal withdrawals can be made after age 59-1/2. Withdrawals before age 59-1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee’s death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce the Company’s contribution. Forfeited, nonvested accounts totaled $636,230 and $716,000 in 2010 and 2009, respectively.

In 2010 and 2009, employer contributions were reduced by approximately $636,230 and $126,000, respectively, from forfeited accounts.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2010 and 2009

Investments

Upon enrollment in the Plan, a participant may direct his/her contributions into any of the investment options offered by the Plan in 1 percent increments. The investment options offered are as follows, as described by the Plan administrator:

Kyocera ADR Stock Fund—Contributions to the Kyocera American Depository Receipts (“ADR”) Stock Fund are invested in ADR’s of Kyocera International, Inc.’s parent company, Kyocera Corporation.

Invesco Stable Value Fund—The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Oakmark Equity & Income Fund—The Oakmark Equity & Income Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Fidelity Spartan 500 Index Advantage Fund—The Fidelity Spartan 500 Index Advantage Fund invests in a broad diversification across the equity markets. Its objective is to provide income and growth equal to or greater than the Standard & Poor’s 500 stock index.

American Funds Fundamental Invs R4 Fund—The American Funds Fundamental Invs R4 Fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term.

Columbia Acorn Z Fund—The Columbia Acorn Z Fund invests primarily in stocks of companies with small and medium market capitalization. Its objective is long-term capital appreciation.

American Funds EuroPacific Growth R4 Fund—The EuroPacific Growth R4 Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

PIMCO Total Return Instl Fund—The PIMCO Total Return Instl Fund invests primarily in investment grade debt. Its objective is total return consistent with capital preservation.

American Funds Growth A R4 Fund—The American Funds Growth A R4 Fund invests in common stock of larger companies based strictly on the potential for growth. Its objective is capital growth.

Allianz NFJ Small Cap Value Admin Fund—The Allianz NJF Small Cap Value Admin Fund invests primarily in stocks of companies with market capitalization of $2 billion or more. Most of the stock selected will be dividend paying. Its objective is long-term capital growth and current income.

Perkins Mid Cap Value Investor Fund—The Perkins Mid Cap Value Investor Fund invests primarily in equity securities of companies with market capitalizations within the range of the market capitalization of companies in the Russell Mid Cap Value Index. Its objective is long-term capital appreciation.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2010 and 2009

Investments (continued)

BlackRock Equity Dividend I Fund—The BlackRock Equity Dividend I Fund invests primarily in stocks of companies with large and mid market capitalization. Securities are selected on the basis of fundamental value. Its objective is growth of capital; income is secondary.

Brown Capital Mgmt Small Co Instl Fund—The Brown Capital Mgmt Small Co Instl Fund invests in common stocks issued by companies with market capitalization of $1.5 billion or less. Its objective is long-term capital growth; current income is secondary.

Money Market Fund—This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, bankers’ acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

In addition to the investment options noted above, participants may also invest in four Pooled Investment Choices (“PIC”) which consist of a specific investment mix of the equity investment funds noted above. The Oakmark Equity & Income Fund and the Fidelity Spartan 500 Index Advantage Fund are not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long-Term Growth – This option is aimed at capital appreciation through long-term growth in stock value.

Growth Income – This option emphasizes growth in stock values but also expects current income.

Current Income – This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital – This option seeks to achieve low risk with a conservative return on investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Company’s matching contributions which would not otherwise be vested, becomes fully vested.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments other than the Invesco Stable Value Fund, are recorded at fair value based on quoted market prices on the last day of the year. The Kyocera ADR Stock Fund is valued at its quoted market price on the last business day of the year.

The Plan invests in a fully benefit-responsive investment contract through the Invesco Stable Value Fund which is a common/collective trust that holds synthetic guaranteed investment contracts and short-term securities. Units of the common/collective trust are stated at net asset value which is based on the aggregate fair value of the underlying assets of the trust in relation to the total number of units outstanding. Contract value of the units approximates fair value.

Income Recognition

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2010 and 2009.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

Benefit Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on the reporting of fully benefit-responsive investment contracts. This guidance (a) describes the limited circumstances in which the net assets of an investment company (also referred to as a fund) shall reflect the contract value (which generally equals the principal balance plus accrued interest) of certain investments that it holds and (b) provides a definition of a fully benefit-responsive investment contract. It also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. Management has determined that the estimated fair value of the Plan’s indirect investment in fully benefit-responsive contracts, the Invesco Stable Value Fund, as of December 31, 2010 and 2009 approximates contract value. Therefore, no adjustment from fair value to contract value was included in the accompanying financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2010 and 2009

Adoption of New Accounting Pronouncement

In January 2010, the FASB issued Accounting Standards Update (“ASU”) ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which requires additional disclosure related to the three-level fair value hierarchy. Entities are required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy. The Plan adopted the amendments in ASU 2010-06 effective January 1, 2010, and has prospectively included the required disclosures in these financial statements.

In January 2010, the FASB issued ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans” (“ASU 2010-25”), which requires disclosure and measurement changes related to participant loans. For reporting purposes, participant loans shall be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements. In addition, notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted the amendments in ASU 2010-25 effective January 1, 2010, and has retrospectively applied them throughout the Plan’s financial statements.

Future Adoption of Accounting Standards

In January 2010, the FASB issued ASU No. 2010-06, which requires additional disclosure related to the three-level fair value hierarchy. Entities are required to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. The disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements are effective for reporting periods beginning after December 15, 2010. The Plan will adopt this amendment effective January 1, 2011. The new guidance only requires new disclosure and Plan management does not expect the adoption to have a significant impact on the Plan’s financial statements.

Fair Value Measurements

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. There were no Level 2 measurements at December 31, 2010 and 2009.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2010 and 2009

Fair Value Measurements (continued)

The FASB issued additional guidance in 2009, requiring that fair values be detailed by major asset category, within the fair value hierarchy, and this guidance was adopted on a prospective basis. Accordingly, the following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value, on a recurring basis.

As of December 31, 2010	Level 1	Level 3	Total
Mutual funds:
Domestic equity funds	$51,980,179	$—	$51,980,179
Balanced funds	7,944,404	—	7,944,404
Bond funds	8,938,879	—	8,938,879
International equity funds	12,119,501	—	12,119,501
Money market fund	357,099	—	357,099
Common stock:
Kyocera corp.	17,287,640	—	17,287,640
Stable value fund—Invesco	—	22,969,897	22,969,897

Total investments at fair value	$98,627,702	$22,969,897	$121,597,599

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2010 and 2009

Fair Value Measurements (continued)

As of December 31, 2009	Level 1	Level 3	Total
Mutual funds:
Domestic equity funds	$42,499,600	$—	$42,499,600
Balanced funds	7,539,015	—	7,539,015
Bond funds	7,580,093	—	7,580,093
International equity funds	11,626,253	—	11,626,253
Money Market fund	881,049		881,049
Common stock:
Kyocera corp.	15,577,022	—	15,577,022
Stable value fund—Invesco	—	22,315,937	22,315,937

Total investments at fair value	$85,703,032	$22,315,937	$108,018,969

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2010 and 2009.

Invesco Stable Value Fund
Balance on January 1, 2009	$23,795,311
Realized gains (losses), net	628,480
Purchases, sales, issuances and settlements, net	(2,107,854)

Balance on December 31, 2009	$22,315,937

Invesco Stable Value Fund
Balance on January 1, 2010	$22,315,937
Realized gains (losses), net	—
Purchases, sales, issuances and settlements, net	653,960

Balance on December 31, 2010	$22,969,897

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2010 and 2009

3.	Investments

The following are individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

Investments recorded at fair value:	2010	2009
Invesco Stable Value Fund	$22,969,897	$22,315,937
Kyocera ADR Stock Fund	17,287,640	15,577,022
American Funds EuroPacific Growth R4 Fund	12,119,501	11,626,253
BlackRock Equity Dividend Fund	10,080,338	8,792,636
American Funds Growth A Fund	9,760,814	8,344,069
PIMCO Total Return Institutional Fund	8,938,879	7,580.093
Oakmark Equity & Inc Fund	7,944,404	7,539,015
Perkins Mid Cap Value Fund	6,780,809	5,839,908

Net Appreciation in Fair Value of Investments

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,953,181 and $18,049,796, respectively, as follows:

	2010	2009
Equity Funds	$8,658,132	$15,553,226
Kyocera ADR Stock Fund	2,295,049	2,496,570

	$10,953,181	$18,049,796

4.	Tax Status

The Plan obtained its latest determination letter on August 18, 2003 in which the Internal Revenue Service (“IRS”) stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). On October 1, 2009, the Plan adopted a Diversified nonstandardized prototype plan agreement. The Company has obtained a copy of the IRS opinion letter which was issued to Diversified for the nonstandarized prototype plan. Prior to the adoption of the Diversified nonstandardized prototype plan, the Company requested a determination letter for all amendments and plan changes required by law. The Company is correcting the Plan for updates as reflected in the IRS response. The Plan Administrative Committee believes that the requirements under IRC section 401 for the Diversified nonstandarized prototype plan and the previously existing plan have been adhered to.

Accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

December 31, 2010 and 2009

5.	Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The most significant of these costs paid by the Company are the salaries for the employees responsible for Plan administration. These expenses were not material for 2010 and 2009. Plan investments include Kyocera Corporation common stock which is the stock of the Company’s parent. Loans made to employees of the Company also qualify as party-in-interest transactions.

An employee of the Company serves as the Plan’s administrator and is a participant in the Plan. These transactions qualify as party-in-interest transactions.

6.	Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits and the changes in net assets available for benefits, as reported in the accompanying financial statements, are consistent with the amounts reported in the related Form 5500 filed with the IRS.

7.	Contingency

During Plan year 2005, one participating entity transferred manufacturing operations overseas which resulted in a significant downsizing of its US manufacturing operations. After review and discussions with outside legal advisors, it was determined that a partial plan termination had occurred. During Plan year 2008, the Company made contributions to the Plan in order to make all participants with involuntary terminations during Plan year 2005 whole. Their accounts were settled during the 2008 Plan year.

On March 31, 2009, a reduction in force at this same company resulted in a partial plan termination. All participants with involuntary separations during calendar 2009 were fully vested in the employer matching contributions made to the plan on their behalf.

On March 31, 2010, the Company continued the reorganization started in March 31, 2009 at one of its operations. Management has reviewed the details and believes that because these reductions in force were part of one restructuring plan that a partial plan termination has occurred in plan year 2010. The financial impact of the partial plan termination has been reflected in the 2010 results.

SUPPLEMENTAL SCHEDULE

Kyocera Retirement Savings and Stock Bonus Plan

Schedule I: Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2010

EIN: 94-1695243 Plan #002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	Invesco	Invesco Stable Value Fund	$—	$22,969,897
	* Kyocera Corp.	Kyocera ADR Stock Fund	—	17,287,640
	American Funds	American Funds EuroPacific Growth R4 Fund	—	12,119,501
	BlackRock	BlackRock Equity Dividend I Fund	—	10,080,338
	American Funds	American Funds Growth A R4 Fund	—	9,760,814
	PIMCO	PIMCO Total Return Fund	—	8,938,879
	Oakmark	Oakmark Equity & Income Fund	—	7,944,404
	Perkins	Perkins Mid Cap Value Investor Fund	—	6,780,809
	Fidelity Spartan	Fidelity Spartan 500 Index Advantage Fund	—	6,064,138
	Columbia	Columbia Acorn Z Fund	—	5,615,744
	Brown	Brown Management Small Co Instl Fund	—	5,263,379
	American Funds	American Funds Fundamental Invs R4 Fund	—	4,886,999
	Allianz	Allianz NFJ Small Cap Value Admin Fund	—	3,527,958
	State Street Bank	Money Market Fund (Highmark)	—	357,099
		Total investments		121,597,599

	* Notes receivable from participants	Notes receivable (interest rates and maturity dates range from 4.25% to 12% and January 2010 to October 2028, respectively)	—	3,423,484

		Total assets held at end of year	$—	$125,021,083

*	Indicates party-in-interest to the Plan.
**	Historical cost is not required as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on June 15, 2011.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By:	KYOCERA INTERNATIONAL, INC.

By:	/s/ WILLIAM J. EDWARDS
William J. Edwards, Executive Vice President/CFO

INDEX OF EXHIBITS

No.	Description	Sequentially Numbered Page
23	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP	Filed herewith

23.1	Consent of Mayer Hoffman McCann, P.C.	Filed herewith